Exhibit 99.1

2013 FIRST QUARTER REPORT

Three Months Ended March 31, 2013, and 2012

Stantec

One Team. Integrated Solutions.

STN·TSX·NYSE

Stantec, founded in 1954, provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 200 locations in North America and 4 locations internationally. Stantec trades on the TSX and the NYSE under the symbol STN.

Stantec is One Team providing Integrated Solutions.

i              REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis		Unaudited Interim Condensed Consolidated Financial Statements

M–1	Core Business and Strategy	F–1	Consolidated Statements of Financial Position

M–2	Results	F–2	Consolidated Statements of Income

M–15	Summary of Quarterly Results	F–3	Consolidated Statements of Comprehensive Income

M–16	Liquidity and Capital Resources	F–4	Consolidated Statements of Shareholders’ Equity

M–19	Other	F–5	Consolidated Statements of Cash Flows

M–21	Outlook	F–6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

M–21	Critical Accounting Estimates, Developments, and Measures	IBC	Shareholder Information

M–25	Controls and Procedures

M–25	Risk Factors

M–25	Subsequent Event

M–26	Caution Regarding Forward-Looking Statements

Report to Shareholders

First Quarter 2013

With a continued focus on our strategy and a commitment to the success of the communities we engage with every day, we saw a positive start to 2013 with sustained organic growth coupled with good overall results as follows:

•	Compared to Q1 12, our gross revenue increased 17.7% to $513.2 million from $436.2 million
•	Our net income increased 13.6% to $28.4 million in Q1 13 from $25.0 million in Q1 12
•	Our diluted earnings per share increased 10.9% to $0.61 in Q1 13 from $0.55 in Q1 12

In Q1 13, our gross revenue grew organically by 5.2%, demonstrating a sustained ability to generate organic growth within the diversity of our business model. Our positive results were due to acquisitions completed in 2012 and organic revenue growth spurred by activity in the oil and gas and transportation sectors.

We declared a quarterly dividend of $0.165 per share, payable on July 18, 2013, to shareholders of record on June 28, 2013.

With the strength of our acquisitions and our depth of expertise, we are well-positioned to respond to market opportunities across our practice areas. In our Environment practice, our expertise in providing front-end and design services to clients interested in moving energy and resources to market continues to generate opportunities for pipelines and associated facilities, such as providing the coordination, management, and engineering analysis for the geotechnical aspects of the Kitimat LNG Export Facility in British Columbia.

With a continued global demand for energy and relatively stable oil prices, our Industrial practice is benefiting from an increase in demand for engineering services to clients who are exporting oil and gas to markets. These opportunities have raised our profile, and with our enhanced capabilities we are increasingly being recognized as a top provider to the Canadian midstream sector of the oil and gas industry.

While the residential market in the United States is showing signs of recovery we continue to leverage our expertise and ability to provide a variety of services to different segments in the urban development market, resulting in steady wins of new projects in our Urban Land practice. For example, we recently secured a project for the campus master plan for the Delaware Valley College in Doylestown, Pennsylvania. Services include facilities assessment, space utilization, and campus planning recommendations. As well, our Buildings practice continues to see opportunities in alternative project delivery.

Our 2012 acquisitions continue to increase our presence in local markets, particularly in the United States, allowing us to secure more design-build opportunities, most notably in our Transportation practice. One such recent project is the I-75MM 63 rest area design-build in Collier County, Florida, where services include design, ecological permitting, and landscape architecture.

Our overall outlook for 2013 is a moderate increase in organic revenue, with a target of 3.0 to 4.0%. We believe we can achieve this target with activity in the oil and gas sector and our stronger presence in the transportation sector in the US East driving opportunities across many of our practice areas. We are confident in our long-term strategy and in our ability to adapt to the evolving needs of the marketplace, and our positive results for the first quarter reflect this commitment to achieving results for our shareholders.

As we move forward in 2013, I would like to thank our talented staff who deliver our very best every day, our clients who entrust us with their projects, and we thank you, our shareholders, for your continued confidence in Stantec.

Bob Gomes, P.Eng.

President & CEO

May 8, 2013

i

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 8, 2013

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows, for the quarter ended March 31, 2013, dated May 8, 2013, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2013, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2012 Financial Review; and the Report to Shareholders contained in our 2013 First Quarter Report.

Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2013, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2012 except for the adoption of IFRS 10, “Consolidated Financial Statements” (IFRS 10) and IFRS 11, “Joint Arrangements” (IFRS 11). A description of these new standards and their impact on our financial position and results of operations is detailed in note 4 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2013, and in the Critical Accounting Estimates, Developments, and Measures section (herein referred to as the “Definitions Section”) in this report. Unless otherwise indicated, comparative figures in this Management’s Discussion and Analysis have been restated to give effect to these changes. All amounts shown below are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services—in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics—for infrastructure and facilities projects. By integrating our expertise in these areas across North America, and in other international locations, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our goal and implement our strategy, we plan on increasing the depth and breadth of our services through organic and acquisition growth, achieving a compound average growth rate of 15% for revenue and earnings per share while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in Q1 13 from those described on pages M-2 to M-12 of our 2012 Financial Review and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

RESULTS

Overall Performance

Highlights for Q1 13

We achieved solid results for the first quarter of 2013. Compared to the first quarter of 2012, our gross revenue increased by 17.7% from $436.2 million to $513.2 million, EBITDA increased 15.1% from $47.6 million to $54.8 million, net income increased 13.6% from $25.0 million to $28.4 million, and diluted earnings per share increased 10.9% from $0.55 to $0.61.

Our results were positively impacted by an increase in revenue because of acquisitions completed in 2012 and organic revenue growth spurred by activity in the oil and gas and transportation sectors. Compared to Q1 12, we reported organic growth in all regions and all practice area units, except Buildings as further discussed on pages M-5 to M-12. Our gross margin decreased from 54.4% in Q1 12 to 54.0% in Q1 13 and our administrative and marketing expenses as a percentage of net revenue decreased from 41.5% in Q1 12 to 41.1% in Q1 13.

The following table summarizes key financial data for Q1 13 and Q1 12:

	Quarter ended March 31

(In millions of Canadian dollars, except per share amounts and %)	2013	2012	$ Change	% Change

Gross revenue (note 1)	513.2	436.2	77.0	17.7%
Net revenue (note 1)	426.9	370.5	56.4	15.2%
EBITDA (note 2)	54.8	47.6	7.2	15.1%
Net income	28.4	25.0	3.4	13.6%
Earnings per share – basic	0.62	0.55	0.07	12.7%
Earnings per share – diluted	0.61	0.55	0.06	10.9%
Cash dividends declared per common share	0.165	0.150	0.015	10.0%

Cash flows
From (used in) operating activities	0.6	(2.3)	2.9	n/m
Used in investing activities	(10.4)	(39.7)	29.3	n/m
(Used in) from financing activities	(5.1)	13.8	(18.9)	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Non-IFRS measures in the “Definitions Section” of our 2012 Financial Review and are incorporated by reference herein.

note 2: EBITDA is a non-IFRS measure and is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definitions Section of our 2012 Financial Review.

The following highlights key activities and initiatives undertaken in the quarter ended March 31, 2013:

•

Gross revenue grew organically by 5.2% and net revenue grew organically by 3.5%. This growth is mainly due to increased activity in our Oil & Gas and Transportation practices. All regions had positive organic growth in gross revenue.

•

On February 20, 2013, the board passed a resolution appointing Mr. Donald Lowry of Edmonton, Alberta, to our board effective May 8, 2013. Mr. Lowry retired from his position as president and chief executive officer of EPCOR Utilities Inc. in March of this year. He is currently the non-executive chair of Capital Power Corporation and Canadian Oil Sands Ltd. and a member of the board of directors of Hydrogenics Corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

•	On May 8, 2013, we declared a dividend of $0.165 per share, payable on July 18, 2013, to shareholders of record on June 28, 2013.

Results Compared to 2012 Targets

In our 2012 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal year 2013. The following table indicates our progress toward these targets:

Measure	2013 Target Range	Actual Q1 13 Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	54.0% x
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	41.1% ✓
Net income as % of net revenue	At or above 6%	6.7% ✓
Effective income tax rate	At or below 28.5%	27.7% ✓
Return on equity (notes 1 and 3)	At or above 14%	17.8% ✓
Net debt to EBITDA (notes 2 and 3)	Below 2.5	1.2 ✓

This table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters note 2: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and term deposits, divided by (2) EBITDA for the last four quarters, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment note 3: Return on equity and Net debt to EBITDA are non-IFRS measures and are discussed in the Definitions Section of our 2012 Financial Review

✓ Met or performed better than target

X Did not meet target

At the end of Q1 13, we met or performed better than all of our targets with the exception of gross margin as further explained in the Gross Margin section of this report.

Balance Sheet

The following table highlights the major changes to our assets, liabilities, and equity from December 31, 2012:

(In millions of Canadian dollars)	Mar 31, 2013	Dec 31, 2012	$ Change	% Change

Total current assets	613.8	583.0	30.8	5.3%

Property and equipment	119.7	115.0	4.7	4.1%
Goodwill	572.7	566.8	5.9	1.0%
Intangible assets	83.6	85.7	(2.1)	(2.5%)
Other financial assets	63.1	63.7	(0.6)	(0.9%)
All other assets	47.9	50.0	(2.1)	(4.2%)

Total assets	1,500.8	1,464.2	36.6	2.5%

Current portion of long-term debt	45.3	42.9	2.4	5.6%
Provisions	14.1	14.9	(0.8)	(5.4%)
Other liabilities	9.0	8.7	0.3	3.4%
All other current liabilities	271.2	274.3	(3.1)	(1.1%)

Total current liabilities	339.6	340.8	(1.2)	(0.4%)

Long-term debt	254.7	256.4	(1.7)	(0.7%)
Provisions	38.0	37.0	1.0	2.7%
Other liabilities	44.3	42.8	1.5	3.5%
All other liabilities	61.6	60.1	1.5	2.5%
Equity	762.6	727.1	35.5	4.9%

Total liabilities and equity	1,500.8	1,464.2	36.6	2.5%

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment increased because of the number of leasehold and furniture improvements made to various offices and the enhancements made to our information technology hardware during the quarter. Goodwill increased due to changes in foreign exchange, as explained below. Intangible assets decreased mainly as a result of amortization recorded in the quarter. In total, long-term debt increased because of a $1.4 million increase in our revolving credit facility and a $1.4 million increase in our notes payable for acquisitions in prior years. These increases in long-term debt were partly offset by a decrease in finance lease obligations. Other liabilities increased mainly because of an increase in lease inducement benefits in the quarter.

Overall, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased because of the weakening of the Canadian dollar from US$1.01 at December 31, 2012, to US$0.98 at March 31, 2013.

Our shareholders’ equity increased because $28.4 million in net income was earned in the first quarter of 2013, $4.3 million in share options was exercised for cash, and there was $0.8 million in share-based compensation expense in Q1 13. In addition, comprehensive income increased $9.6 million because of the exchange gain on the translation of our US subsidiaries and the unrealized gain on our investments held for self-insured liabilities. These increases were partly offset by the $7.6 million in dividends declared in the quarter.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these key operating results:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

	Quarter ended March 31

	Percentage of Net Revenue		Percentage Increase (Decrease) *

	2013	2012	2013 vs. 2012

Gross revenue	120.2%	117.7%	17.7%
Net revenue	100.0%	100.0%	15.2%
Direct payroll costs	46.0%	45.6%	16.3%
Gross margin	54.0%	54.4%	14.3%
Administrative and marketing expenses	41.1%	41.5%	14.1%
Depreciation of property and equipment	1.7%	1.7%	14.1%
Amortization of intangible assets	1.4%	1.3%	23.4%
Net interest expense	0.5%	0.6%	4.5%
Other net finance expense	0.2%	0.3%	(33.3%)
Share of income from joint ventures and associates	0.0%	(0.1%)	50.0%
Foreign exchange loss (gain)	0.0%	(0.1%)	n/m
Other (income) expense	(0.1%)	0.0%	n/m
Income before income taxes	9.2%	9.2%	14.9%
Income taxes	2.5%	2.4%	18.5%
Net income	6.7%	6.8%	13.6%

* % increase (decrease) calculated based on the dollar change from the comparable period.

n/m = not meaningful

The following section outlines certain factors that affected the results of our operations in the first quarter of 2013 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended March 31, 2013.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to Caution Regarding Forward-Looking Statements at the end of this report.

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in our gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses), and analyze our results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

All practice area units generate a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.99 in Q1 13 compared to US$1.00 in Q1 12, representing a 1.0% decrease. This weakening of the Canadian dollar had a positive effect on the revenue reported in Q1 13 compared to Q1 12. Fluctuations in other foreign currencies did not have a material impact on our revenue.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

Gross Revenue (In millions of Canadian dollars)	First Quarter 2013 vs. 2012

Increase due to
Acquisition growth	52.8
Organic growth	22.6
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	1.6

Total net increase in gross revenue	77.0

Net Revenue (In millions of Canadian dollars)	First Quarter 2013 vs. 2012

Increase due to
Acquisition growth	42.1
Organic growth	13.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	1.3

Total net increase in net revenue	56.4

The increase in acquisition gross and net revenue in Q1 13 compared to the same quarter last year was due to the revenue earned in Q1 13 attributed to the acquisitions listed in the Revenue by Region and Revenue by Practice Area Unit sections below. We experienced increases in organic gross and net revenue in Q1 13 compared to Q1 12 in all practice area units, except Buildings, as described below.

The following table summarizes the growth in gross revenue by region:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

Gross Revenue by Region
(In millions of Canadian dollars)	Quarter Ended March 31, 2013	Quarter Ended March 31, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	283.9	243.6	40.3	23.4	16.9	n/a
United States	209.3	176.8	32.5	29.4	1.5	1.6
International	20.0	15.8	4.2	-	4.2	-

Total	513.2	436.2	77.0	52.8	22.6	1.6

n/a = not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2012, organic growth, and by the weakening of the Canadian dollar in Q1 13 compared to Q1 12.

The following lists the acquisitions completed in 2012 that impacted specific regions, year to date:

•	Canada: PHB Group Inc. (PHB) (May 2012); Cimarron Engineering Ltd. (Cimarron) (August 2012); and Architecture 2000 Inc. (November 2012)

•

United States: ABMB Engineers, Inc. (ABMB) (May 2012); Corzo Castella Carballo Thompson Salman, P.A. (C3TS) (November 2012); Greenhorne & O’Mara, Inc. (G&O) (December 2012); and Landmark Survey and Mapping, Inc. (LSM) (December 2012)

Canada. Gross revenue in our Canadian operations increased by 16.5% in Q1 13 compared to Q1 12. This increase resulted from acquisition and organic growth. The 6.9% attributable to organic growth was mainly caused by an increase in oil and gas activity, which was partly offset by decreased activity in our Buildings and Power practices as well as in our Mining practice in eastern Canada in Q1 13 compared to Q1 12.

During the quarter, resource activity in western Canada maintained momentum allowing for related infrastructure investment. In the oil and gas sector, we continue to provide environmental and industrial services to private sector clients. In the public sector, recently passed federal and provincial budgets maintain stable levels of funding for infrastructure, and support continues for the public-private partnership (P3) model. In most provinces, P3 projects continue to be released, albeit at a slower rate, and with increased competition. Increasingly, P3s are being pursued at a municipal level. With continued strength in the private sector and a stable public sector, we believe our Canadian operations will experience moderate organic growth in 2013 as described in the Outlook section of our 2012 Financial Review.

United States. Gross revenue in our US operations increased by 18.4% in Q1 13 compared to Q1 12. This increase primarily resulted from acquisition growth. Our organic gross revenue grew by approximately 1.0% in comparison to Q1 12. The expansion of our Transportation practice in the US East resulted in acquisition growth and synergies between existing operations and acquired companies contributed to the organic growth that was also achieved in the US East. Organic growth was mainly a result of increased activity in the oil and gas sector. Increases in organic gross revenue were partly offset by a retraction in our Buildings and Power practices in Q1 13 compared to Q1 12.

During the quarter, activity in the public sector remained muted in the United States with uncertainty in the regulatory environment. For example, in the power sector, legislation for emissions is under debate and constrained budgets are impacting projects in the transportation and water sectors. P3s are slowly emerging in response to some constraints, though this approach has yet to fully take hold. In the private sector, we see measured resurgence in the housing market in select areas, and we continue to maintain our position in the resource-related market by supporting infrastructure

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

development in the oil and gas sector. In Buildings, the healthcare bill created uncertainty for our clients who are now adjusting their long-term capital plans. Overall, we believe our US operations will experience stable-to-moderate organic growth in 2013 as described in the Outlook section of our 2012 Financial Review.

International. Gross revenue in our International operations increased 26.6% in Q1 13 compared to Q1 12. This increase resulted from organic growth, particularly in the Middle East. Compared to Q1 12, the volume of projects increased mainly in our Buildings and Urban Land practice area units and in our mining sector, predominately for private sector clients. Our top-tier positioning and global expertise in healthcare enabled us to secure international hospital projects and our integrated capabilities in urban development allowed us to leverage our design services abroad. In mining, our top-tier front-end expertise enabled us to continue work for major global clients in spite of their changing capital expenditures. We believe our International operations will experience moderate organic growth in 2013 as described in the Outlook section of our 2012 Financial Review.

The following table summarizes gross revenue by practice area unit:

Gross Revenue by Practice Area Unit

(In millions of Canadian dollars, except %)	Quarter Ended March 31, 2013	% of Consulting Services Gross Revenue	Quarter Ended March 31, 2012	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2013 vs. 2012

Buildings	106.7	20.8%	108.7	24.9%	(1.8%)
Environment	149.7	29.2%	141.5	32.4%	5.8%
Industrial	121.0	23.5%	88.4	20.3%	36.9%
Transportation	86.6	16.9%	50.6	11.6%	71.1%
Urban Land	49.2	9.6%	47.0	10.8%	4.7%

Total	513.2	100.0%	436.2	100.0%	17.7%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units.

As indicated above, our gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area unit is summarized in the following table:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

Gross Revenue by Practice Area Unit

	Quarter Ended March 31, 2013 vs. 2012
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	(2.0)	2.0	(4.3)	0.3
Environment	8.2	-	7.6	0.6
Industrial	32.6	22.7	9.7	0.2
Transportation	36.0	28.1	7.6	0.3
Urban Land	2.2	-	2.0	0.2

Total	77.0	52.8	22.6	1.6

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units.

The following lists the acquisitions completed in 2012 that impacted specific practice area units year to date:

•	Buildings: PHB (May 2012); C3TS (November 2012); and Architecture 2000 Inc. (November 2012)
•	Environment: G&O (December 2012)
•	Industrial: Cimarron (August 2012); and LSM (December 2012)
•	Transportation: ABMB (May 2012); C3TS (November 2012); and G&O (December 2012)
•	Urban Land: G&O (December 2012)

Buildings. The 4.0% organic gross revenue retraction in Q1 13 compared to Q1 12 was caused by the softening of the buildings market, intensified competition, and reduced availability of funding for public-sector projects, particularly in the healthcare market. Management is monitoring backlog and is making adjustments to better align staffing levels with workload.

During the quarter, we saw slow economic activity in the buildings market in both Canada and the United States. The relative strength of the Canadian market continued to attract US and international competition. This additional competition continued to challenge all consulting firms to maintain market share and intensified pressure to provide more services for lower fees. However, we continued to secure projects in our key market sectors: healthcare, education, and aviation. During Q1 13, we had stable revenue in our commercial buildings practice due to our continued work on a cross-country retail program with Target and other clients. Opportunities still exist for P3s in Canada even though funding constraints prevailed in the public sector. For example, during the quarter we were successfully shortlisted as one of three P3 candidates for the bid phase on the new Acute Care Center for the BC Children’s and BC Women’s Redevelopment Project in Vancouver, British Columbia. The center will include inpatient units, an emergency department, medical imaging, procedural suites, hematology/oncology, and pediatric intensive care. Activity in our International operations increased in the quarter, in particular in the Middle East.

We believe that the organic revenue growth for our Buildings practice area unit will remain stable in 2013. Our top-tier positioning and global expertise in healthcare, education, and aviation will enable us to continue to pursue a broad range of North American and International opportunities. We expect to continue to secure our market share of conventionally and alternatively funded projects. In the commercial sector, our national reach, local strength, and breadth of services positions us to work with major clients that are renovating or expanding their locations.

Environment. The 5.4% organic gross revenue growth in Q1 13 compared to Q1 12 resulted from steady growth in energy and resource related work, particularly in the oil and gas sectors.

Export opportunities for oil and natural gas meant increased activity in large-scale projects in the Canadian oil and gas sector, especially in western Canada. The desire to access western Canadian ports for export of hydrocarbons to Asia and

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

other destinations continues to generate opportunities for interprovincial pipelines and associated marine facilities. For example, during the quarter we continued to provide the coordination, management, and engineering analysis for the geotechnical aspects of the Kitimat LNG Export Facility in British Columbia. We also prepared the engineering design documents for the Front End Engineering Design of this project. In the United States, we continue to benefit from relationships with long-term clients. Due to seasonality, our Environmental Services practice traditionally has a slower start in the first quarter of the year, particularly in eastern Canada, but this trend was offset in Q1 13 by increased activity in the oil and gas sector.

Our water business was relatively stable in Q1 13 compared to Q1 12 because new investments remained flat while municipalities dealt with budget constraints. In the United States, companies continue to invest in existing facilities due to regulatory requirements and consent decrees that required water and sewage treatment plants to be upgraded and sanitary sewer overflow and combined sewer overflow programs to continue. In 2013, we are seeing increased opportunities using alternative project delivery models (design-build). Leveraging our services and expanding our water service offerings into other industrial water activities, such as tailings-pond water treatment, flood control, water reuse, and water resource management, as well as mining-related activities is now resulting in new project awards. For example, during the quarter we secured a project to evaluate three alternatives for the storage, treatment, and disposal of saline groundwater from the Total Joslyn North Mine in Fort McMurray, Alberta.

We believe our Environment practice area unit will achieve moderate organic revenue growth in 2013. We expect that our size, presence, and reputation in the environmental market will continue to increase our share of large, long-term projects. By focusing on integrated service offerings, especially related to our Industrial practice area unit, and by leveraging relationships with large clients, we believe we are well positioned to secure opportunities in the energy sector. In the water sector, we believe we are well positioned to secure projects resulting from a more stringent regulatory environment and expect that funding constraints will continue moving the market toward design-build delivery, thus presenting us with additional opportunities. In the United States, the federal government is promoting environmental and infrastructure initiatives which may provide further opportunities, though timing is uncertain.

Industrial. The 11.0% organic gross revenue growth in Q1 13 compared to Q1 12 was the result of an increase in project activity related to energy and resources, particularly in the oil and gas sector. Although the mining market has softened, our overall Mining operations were flat compared to Q1 12 since the slight decline we experienced in Canada was offset by growth in our International operations compared to Q1 12.

With the continued global demand for energy and relatively stable oil prices, we are benefiting from an increase in demand for engineering services to large national clients who are exporting oil and gas to market. These opportunities have raised our capabilities and profile, and we are increasingly being recognized as a top provider of midstream services. We continue to secure projects in the oil and gas sector while our clients plan for the long term by adding capacity for storage and distribution. Commodity metals prices, a key driver for our Mining practice, have increased from the low of last summer and are generally moving towards previous highs. We continue to see opportunities in both studies and design and will continue our strategy to build relationships with new clients, to diversify exposure to various commodities, and to grow into areas that require infrastructure development, especially on surface mining. Although we have experienced a decline in our Power practice in the United States and Canada compared to Q1 12, we still provide services primarily in the renewable sector and in transmission and distribution. Our Industrial Buildings & Facilities practice area is steady in multiple areas, including large industrial facilities, transportation, equipment dealers, and servicing companies, where public and private clients are renewing or building new facilities.

We believe our Industrial practice area unit will achieve moderate organic revenue growth in 2013 compared to 2012. We revised our outlook, included in our 2012 Financial Review, from stable-to-moderate to moderate growth since we expect continued activity in our oil and gas sector. We anticipate that our clients in Industrial Buildings & Facilities and Power will continue with normal and stable capital spending. We believe the outlook for Power is more favorable in our operations in Canada than in our operations in the United States, where the economy has not yet fully recovered. The outlook for mining

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STANTEC INC. (UNAUDITED)

remains cautiously optimistic. As a result of long-term client relationships, current market opportunities, and acquisitions made in western Canada, we expect continued growth in our Oil & Gas business in 2013, particularly in the midstream sector.

Transportation. The 15.0% organic gross revenue growth in Q1 13 compared to Q1 12 resulted from our ability to secure projects from repeat clients because of our strong relationships and past performance and from an increase in the depth of our expertise because of our growth over the past few years. Organic revenue growth occurred in Canada as well as the United States, in particular in the US East where we are benefiting from increased activity in design-build and transit. Acquisition growth was strong due to acquisitions completed in 2012.

During the quarter we continued securing a steady share of P3 projects. The acquisitions we completed last year increased our presence in local markets, particularly in the United States, allowing us to secure more design-build opportunities. For example, during the quarter we secured work on the I-75MM 63 rest area design-build project in Collier County, Florida. The project includes developing a new rest area facility, an EMS/Public safety building, a water treatment plant, and a waste water treatment plant, along with recreational parking facilities to provide public trail access to the Big Cypress National Preserve. Our services include highway and site/civil design, highway lighting design, ecological permitting, and landscape architecture. With the approval of the Surface Transportation Bill in 2012, we continued to secure local and regional projects with repeat clients in the United States. Bridge inspections, rehabilitation, and maintenance also remain a stable element of our portfolio because of our long-term relationships with clients and our expertise in this area. Positive results in the quarter were also the result of stable infrastructure funding and few changes experienced in the competitive landscape.

We believe organic revenue growth for our Transportation practice area unit will achieve stable-to-moderate growth in 2013 compared to 2012. We revised our outlook, included in our 2012 Financial Review, from stable to stable-to-moderate due to activity in the US East. Recently announced Canadian budgets suggest continued support for infrastructure spending. We believe the Canadian P3 market is mature, therefore, will continue to provide a potential stream of work, and the US P3 market will continue to develop, driven by provincial and state deficits limiting funds available for capital projects. We believe the US transportation bill, passed in the second quarter of 2012, will provide a stable level of funding for transportation spending over the next year; however, the lack of a long-term federal funding strategy may still hold back larger projects. We expect that our recent acquisitions in the United States will continue to add to our design-build capabilities as well as increase the depth and breadth of our relationships, especially in Florida and the Mid-Atlantic. In addition, we believe we will continue to secure projects in 2013 from repeat clients because of our strong long-term relationships and past performance.

Urban Land. The 4.3% organic gross revenue growth in Q1 13 compared to Q1 12 was the result of continued residential activity in strong geographies such as western Canada, improvements in the US East, continued international project activity, particularly in Saudi Arabia, as well as our efforts to diversify into the non-residential sector.

In the first quarter of 2013, Canada accounted for approximately 56% of our urban land business, with approximately 44% of the work in the United States and some activity on projects outside of North America, for example in Saudi Arabia. During the quarter, the housing market continued growing in western Canada while activity remained stable in eastern Canada. The US housing market is showing signs of improvement, particularly in Florida, California, Texas, and the Mid-Atlantic. The market continues to evolve to include more medium- to high-density development and redevelopment projects in some of our regions; therefore, we are positioning our services to reflect this shift. In Q1 13, we continued to pursue opportunities in non-residential markets in Canada and the United States, demonstrating our ability to provide a variety of services to different segments in the urban land development market, such as the commercial, municipal, parks, brownfield development, and sports and recreation sectors. For example, in the quarter we secured a project for the campus master plan for the Delaware Valley College in Doylestown, Pennsylvania. This includes facilities assessment, space utilization, and general campus planning to support the college’s strategic plan for the next ten years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

We believe that our Urban Land practice area unit will achieve moderate organic revenue growth in 2013. We anticipate the Canadian market will remain stable, with continued activity in western provinces. In the United States, we expect the housing markets to continue to strengthen. In 2013, we expect to continue leveraging our global expertise to win projects internationally. We continue to focus on our multidisciplinary team approach, diversify our client base, and position our business for improving economic conditions.

Gross Margin

For a definition of gross margin, refer to the discussion in the Definitions Section of our 2012 Financial Review, which is incorporated by reference herein. Our gross margin as a percentage of net revenue was 54.0% in Q1 13 compared to 54.4% in Q1 12. All the practice area units, except Buildings and Environment, had a decrease in gross margins.

The following table summarizes our gross margin percentages by practice area unit:

	Quarter Ended March 31
Gross Margin by Practice Area Unit	2013	2012

Buildings	55.4%	53.2%
Environment	58.3%	57.9%
Industrial	47.1%	48.4%
Transportation	51.8%	52.7%
Urban Land	58.4%	59.5%

Note: Comparative figures have been restated due to a realignment of several practice components between our

Transportation and Urban Land practice area units.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle.

In the Buildings practice area unit, gross margins were higher in Q1 13 compared to Q1 12 since gross margins in Q1 12 were negatively impacted by lower margins being recognized on a number of major projects.

The Industrial practice area unit continues to grow organically. The impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin. As our Oil & Gas business grows, our Industrial practice area unit margins will continue to be lower because of the nature of projects in the oil and gas sector.

As we increase our US revenue base in the Urban Land practice area unit, our overall margin is negatively impacted because the margins secured in the United States tend to be lower than those secured in Canada. Also, we experienced lower margins on project work in the Middle East during the quarter. High-density projects typically have lower margins; therefore, securing more work in this area has impacted Urban Land’s overall margin.

The following table summarizes our gross margin percentages by region:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

	Quarter Ended March 31
Gross Margin by Region	2013	2012

Canada	54.1%	55.1%
United States	54.0%	53.9%
International	51.9%	49.3%

The reduction in the gross margin in Canada was due mainly to the impact of a growing Industrial practice area unit at lower gross margins especially in the oil and gas sector.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 41.1% for Q1 13 compared to 41.5% for Q1 12, falling within the low end of our expected range of 41.0 to 43.0%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period as well as by acquisition activities. Administrative and marketing expenses were lower in Q1 13 compared to Q1 12 due to our continued focus on managing costs effectively. This decrease was partly offset by an increase in administrative labor as a percentage of net revenue. The increase in administrative labor was partly the result of integration activities from the four acquisitions completed in the fourth quarter of 2012. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administrative and marketing for integration activities, such as new employee orientation.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years. Contract backlog is amortized over an estimated useful life of 1 to 4 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 16 quarters following an acquisition. Backlog is a non-IFRS measure further discussed in the Definition of Non-IFRS Measures in the Definitions Section of our 2012 Financial Review. Also included in intangible assets are purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q1 13 and Q1 12:

Amortization of Intangibles	Quarter Ended March 31
(In thousands of Canadian dollars)	2013	2012

Client relationships	1,856	1,449
Backlog (note)	1,828	1,477
Software	2,228	1,740
Other	257	261
Lease disadvantage	(365)	(256)

Total amortization of intangible assets	5,804	4,671

note: Backlog is further discussed in the Definitions Section of our 2012 Financial Review.

Our amortization of intangible assets increased because of an increase in the amortization of software. This increase was due to the recent renewal of our Microsoft enterprise agreement. As well, the increase in amortization from Q1 12 to Q1 13 was attributable to the addition of client relationships from the Cimarron acquisition and an increase in the amortization of the backlog balances from the addition of Cimarron, ABMB, and PHB. These increases were partly offset by a decrease in

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

the amortization of backlog balances of FSC Architects and Engineers and Burt Hill, Inc.; as those assets have now been fully amortized. Based on the unamortized intangible asset balance remaining at the end of Q1 13, we expect our amortization expense for intangible assets for the full year 2013 to be in the range of $21 to $22 million. The actual expense may be impacted by any new acquisitions completed after Q1 13.

Net Interest Expense

Our net interest expense increased by $0.1 million in Q1 13 compared to Q1 12, mainly due to a higher long-term debt balance. In particular, our notes payable for acquisitions were $82.8 million at March 31, 2013, compared to $56.6 million at March 31, 2012. This was partly offset by a decrease in the average interest rate of our revolving credit facility and senior secured notes from approximately 3.62% in Q1 12 to 3.35% in Q1 13. As well, the outstanding balance on our revolving credit facility and senior secured notes decreased from $221.0 million at March 31, 2012, to $206.3 million at March 31, 2013. Our revolving credit facility and senior secured notes is further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at March 31, 2013, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have an immaterial impact on our net income and basic earnings per share for the quarter. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains and Losses

During Q1 13, we recorded a $0.1 million foreign exchange loss compared to a $0.3 million gain in Q1 12. These foreign exchange losses and gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss incurred during the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at March 31, 2013, we had no foreign currency forward contracts.

During the first quarter of 2013, we recorded an $8.3 million gain in our foreign exchange adjustments in other comprehensive income, compared to a $7.1 million loss during the same period in 2012. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. The gain during the first quarter of 2013 was caused by the weakening of the Canadian dollar from US$1.01 at December 31, 2012, to US$0.98 at March 31, 2013.

We estimated that at March 31, 2013, a $0.01 increase or decrease in the foreign exchange rates, with all other variables held constant, would have an immaterial impact on our net income for the quarter.

Income Taxes

Our effective income tax rate for the first quarter of 2013 was 27.7% compared to 26.5% for the year ended December 31, 2012. The effective tax rate of 27.7% meets the target of at or below 28.5% set out in our 2012 Financial Review. The income tax rate of 27.7% in Q1 13 is based on statutory rates in the jurisdictions in which we operate and on our estimated earnings in each of these jurisdictions. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly. We believe that we will meet the 2013 expected target of at or below 28.5%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

SUMMARY OF QUARTERLY RESULTS

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012

Gross revenue	513.2	481.4	479.3	473.4
Net revenue	426.9	390.1	397.4	395.8
Net income	28.4	31.1	34.1	30.8
EPS – basic	0.62	0.68	0.74	0.67
EPS – diluted	0.61	0.67	0.74	0.67

	Mar 31, 2012	Dec 31, 2011*	Sep 30, 2011*	Jun 30, 2011*

Gross revenue	436.2	432.0	430.4	412.3
Net revenue	370.5	348.2	351.2	342.3
Net income (loss)	25.0	(65.7)	28.9	25.7
EPS – basic	0.55	(1.45)	0.63	0.56
EPS – diluted	0.55	(1.45)	0.63	0.56

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

* These numbers are not restated for the adoption of new and amended IFRSs as described in the Definitions Section of this report.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q1 13 vs. Q1 12	Q4 12 vs. Q4 11*	Q3 12 vs. Q3 11*	Q2 12 vs. Q2 11*

Increase in gross revenue due to:
Acquisition growth	52.8	31.4	25.1	22.9
Organic growth	22.6	23.5	21.8	30.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	1.6	(5.5)	2.0	7.3

Total net increase in gross revenue	77.0	49.4	48.9	61.1

* These numbers are not restated for the adoption of new and amended IFRSs as described in the Definitions Section of this report.

Q2 12 vs. Q2 11. During Q2 12, net income increased by $5.1 million, or 19.8%, from the same period in 2011, and diluted earnings per share for Q2 12 increased by $0.11, or 19.6%, compared to Q2 11. Net income for Q2 12 was positively impacted by an increase in revenue resulting from acquisitions completed in 2011 and 2012 and organic growth spurred by increased activity in the mining, oil and gas, and urban development sectors. Compared to Q2 11, we reported organic

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

growth in all practice areas units except Buildings. Net income was negatively impacted by a reduction in gross margin as a percentage of net revenue from 55.1% in Q2 11 to 54.3% in Q2 12. This decrease occurred in all practice area units, except Urban Land, mainly because of the mix of projects in progress during the quarter, lower margins being recognized on a number of major projects, continued softening of the buildings market, and the impact of certain legacy projects from acquisitions that had significantly low contracted margins. As our Industrial practice grows organically, the impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin. Our results were positively impacted by a reduction of our administrative and marketing expenses as a percentage of net revenue—from 40.4% in Q2 11 to 40.0% in Q2 12—due to our continued focus on managing our costs and operational efficiencies.

Q3 12 vs. Q3 11. During Q3 12, net income increased by $5.2 million, or 18.0%, from the same period in 2011, and diluted earnings per share for Q3 12 increased by $0.11, or 17.5%, compared to Q3 11. Net income for Q3 was positively impacted by an increase in revenue resulting from acquisitions completed in 2011 and 2012, and organic revenue grew because of increased activity in the mining, oil and gas, and urban development sectors. Compared to Q3 11, we reported organic growth in all practice area units except Transportation and Buildings. Net income was negatively impacted by a reduction in gross margin as a percentage of net revenue from 55.5% in Q3 11 to 55.0% in Q3 12. The decrease occurred in our Industrial, Transportation, and Urban Land practice area units, while Environment remained stable and Buildings increased. The decreases in gross margins occurred because of the mix of projects in progress during the quarter and the impact of certain legacy projects from acquisitions that had significantly low contracted margins. As our Industrial practice grows organically, the impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin. Our results were positively impacted by an improvement in our administrative and marketing expenses as a percentage of net revenue—from 40.0% in Q3 11 to 39.7% in Q3 12—due to our continued focus on managing our costs and operational efficiencies.

Q4 12 vs. Q4 11. Excluding the impact of a $90.0 million non-cash goodwill impairment charge in 2011, our net income during Q4 12 increased by $6.8 million from the same period in 2011, and diluted earnings per share for Q4 12 increased by $0.14, or 26.4%, compared to Q4 11. Net income for Q4 12 was positively impacted by an increase in revenue resulting from acquisitions complete in 2011 and 2012 and growth in the water and oil and gas sectors. Compared to Q4 11, we reported organic growth in all practice area units except Buildings. Net income was also positively impacted by an increase in gross margin as a percentage of net revenue from 55.1% in Q4 11 to 56.1% in Q4 12. This increase occurred in Buildings, Environment, and Urban Land practice area units because of positive adjustments made to estimated cost to complete on certain large projects in our Buildings practice area unit and the mix of projects in progress during the quarter, largely associated with projects in our Environment practice relating to permitting, mining, and oil and gas facilities. Our administrative and marketing expenses as a percentage of net revenue remained relatively stable at 41.6% in Q4 12, compared to 41.5% in Q4 11, despite an increase in acquisition activity in Q4 12 compared to Q4 11. This demonstrates our continued focus on managing costs.

LIQUIDITY AND CAPITAL RESOURCES

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as explained in the Management’s Discussion and Analysis in our 2012 Financial Review, reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional equity capital through the issuance of additional equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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STANTEC INC. (UNAUDITED)

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities, and to some extent, we mitigate the risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital

The following table represents summarized working capital information as at March 31, 2013, compared to December 31, 2012:

(In millions of Canadian dollars, except ratios)	Mar 31, 2013	Dec 31, 2012	Change

Current assets	613.8	583.0	30.8
Current liabilities	(339.6)	(340.8)	1.2
Working capital (note 1)	274.2	242.2	32.0
Current ratio (note 1)	1.81	1.71	0.10

note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definitions Section of our 2012 Financial Review.

Current assets increased mainly due to a $33.4 million increase in trade and other receivables and unbilled revenue. Our investment in trade and other receivables and unbilled revenue increased to 94 days at March 31, 2013, compared to 91 days at December 31, 2012. This increase mainly relates to an increase in the trade and other receivables and unbilled revenue in our Industrial practice area unit. Income tax recoverable increased by $8.5 million because of the timing of income tax instalments for 2012 and 2013 and an increase in refunds outstanding from prior years. In addition, prepaid expenses increased by $1.8 million and current other assets increased by $2.2 million, resulting from the addition of buildings to assets held for sale. These increases were partially offset by a $15.0 million decrease in cash and cash equivalents.

Current liabilities decreased mainly due to a $13.9 million decrease in trade and other payables attributable to the timing of payments for annual employee bonuses. This decrease was partly offset by a $9.3 million increase in billings in excess of costs and a $2.4 million increase in the current portion of long-term debt relating to notes payable from acquisitions. In addition, current other financial liabilities increased by $1.7 million mainly due to the accrual of interest on our senior secured notes.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter Ended March 31
(In millions of Canadian dollars)	2013	2012	Change

Cash flows from (used in) operating activities	0.6	(2.3)	2.9
Cash flows used in investing activities	(10.4)	(39.7)	29.3
Cash flows (used in) from financing activities	(5.1)	13.8	(18.9)

Cash Flows From Operating Activities

Our cash flows from operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired trade and other payables, including employee annual bonuses. The $2.9 million increase in cash flows from operating activities was a result of the following:

•	Our cash receipts from clients increased due to our acquisitions and organic growth.

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STANTEC INC. (UNAUDITED)

•	Our cash paid to suppliers was lower in Q1 13 because of the timing of various payables.

•	Interest paid was lower resulting from less interest paid on notes payable for prior acquisitions.

The above was partly offset by an increase in our cash paid to employees because of an increase in the number of employees and bonuses and restricted share units paid in the quarter. In addition, our income tax paid was higher in Q1 13 since our final tax payment relating to 2012 was higher than the prior year and our installment base for 2013 is higher than 2012.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities decreased mainly due to a reduction in the payment of notes payable for prior acquisitions. In Q1 13, we used $1.4 million, compared to $25.6 million in Q1 12, for the payment of notes payable for prior acquisitions. Also contributing to the decrease in cash flows used in investing activities was a $3.5 million decrease in investments held for self-insured liabilities and an $8.8 million decrease in the purchase of intangible assets since in Q1 12 we purchased AutoCAD software. These decreases were partly offset by a $1.7 million increase in investments and other assets and a $5.9 million increase in the purchase of property and equipment compared to Q1 12 as further described below.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $11.1 million in Q1 13 compared to $14.0 million in Q1 12. One factor contributing to the higher spending in Q1 12 compared to Q1 13 was the purchase of AutoCAD software in Q1 12. This was partially offset by higher spending on property and equipment in Q1 13 compared to Q1 12 resulting from an increase in leasehold and furniture improvements made to various office locations. Our Q1 13 purchases were within our expected range for 2013 to support ongoing operational activity and growth. For the remainder of 2013, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline our business processes and prepare us for continued growth. During Q1 13, we financed our property and equipment and software purchases through cash flows from operations.

Cash Flows Used in Financing Activities

Our cash flows used in financing activities increased mainly due to a net $12.9 million decrease in cash inflows from our revolving credit facility compared to the same period in 2012. In addition, in Q1 13, we had a $6.9 million cash outflow for dividend payments made on January 17, 2013, compared to no cash outflow for dividends in Q1 12 since we did not start paying dividends until the second quarter of 2012.

The above increases in cash flow used in financing activities was partly offset by a $1.1 million increase in cash inflows from the issuance of shares for employees exercising their share options in Q1 13 compared to Q1 12.

Capital Structure

We manage our capital structure according to the internal guideline established in our 2012 Financial Review of maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At March 31, 2013, our net debt to EBITDA ratio was 1.20 calculated on a trailing four-quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

During 2012, we entered into an agreement for a $350 million revolving credit facility expiring August 31, 2016. This facility also allows us to access an additional $150 million under the same terms and conditions on approval of the lenders. Our

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to Q2 12, the basis points varied, depending on our level of consolidated debt to EBITDA, from 50 to 175 for Canadian prime and US base rate loans, and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. At March 31, 2013, $262.0 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semiannually in arrears on May 10 and November 10 each year, until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: 1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility, and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility, and 3.25 to 1.0 for the senior secured notes, for a period of two complete quarters following the acquisition. These EBITDA and EBITDAR to debt service ratios are defined in the Definitions Section of our 2012 Financial Review. We were in compliance with all of these covenants as at and throughout the period ended March 31, 2013.

We have a bid bond facility in the amount of $10 million that allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At March 31, 2013, $2.2 million had been issued under this bid bond facility.

Shareholders’ Equity

Share options exercised during the first quarter of 2013 generated $4.3 million in cash compared to $3.2 million in cash generated during the same period in 2012. No shares were repurchased in Q1 13 or Q1 12.

OTHER

Outstanding Share Data

As at March 31, 2013, there were 46,136,982 common shares and 1,775,235 share options outstanding. During the period of March 31, 2013, to May 8, 2013, no shares were repurchased under our normal course issuer bid, 29,955 share options were exercised, and 4,501 share options were forfeited. As at May 8, 2013, there were 46,166,937 common shares and 1,740,779 share options outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations as at March 31, 2013, on a discounted basis:

Contractual Obligations	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	290.1	40.5	41.3	152.4	55.9
Interest on debt	30.7	8.8	15.1	6.5	0.3
Operating leases	503.0	93.6	162.8	119.6	127.0
Finance lease obligation	10.6	4.9	5.6	0.1	-
Purchase and service obligations	22.0	7.4	11.3	3.3	-
Other obligations	13.1	2.3	2.0	0.1	8.7

Total contractual obligations	869.5	157.5	238.1	282.0	191.9

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 11 and 18 in our unaudited interim consolidated financial statements for the quarter ended March 31, 2013. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit and restricted share unit plans and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of March 31, 2013, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $5.9 million that expire at various dates before April 2014. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. Our surety facility allows, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at March 31, 2013, $11.4 million (US$11.3 million) in bonds was issued under this surety facility. At March 31, 2013, $2.2 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies.

During 2009, we issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. At March 31, 2013, $155,000 of this guarantee had been exercised, but we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee. This guarantee will expire on July 15, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2012 Financial Review and are incorporated by reference herein.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and senior vice presidents. We pay compensation to key management personnel and directors in the normal course of business. From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in notes 8 and 22 of our Q1 13 unaudited interim consolidated financial statements and are incorporated by reference herein.

OUTLOOK

We continue to believe that our overall outlook for 2013 is a moderate increase in organic gross revenue, with a targeted 3.0 to 4.0% increase compared to 2012. The outlook for each practice area unit in 2013 ranges from stable for our Buildings practice area unit, to stable-to-moderate organic growth for our Transportation practice area unit, to moderate organic growth for our Environment, Industrial, and Urban Land practice area units. Further discussion on the outlooks for each practice area unit for 2013 can be found in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis.

We operate in a highly diverse infrastructure and facilities market in North America and internationally consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first quarter of 2013, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue sub-heading of this Management’s Discussion and Analysis and those generally described in the Outlook section of the Management’s Discussion and Analysis in our 2012 Financial Review.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2012 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates

The preparation of our financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q1 13 from those described in our 2012 Financial

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

Review under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2012, audited consolidated financial statements, which are incorporated by reference herein.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. This Management’s Discussion and Analysis also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS, namely, working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the first quarter ended March 31, 2013, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2012 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2012 Financial Review for additional information.

Recent Accounting Pronouncements

Recently Adopted

Effective January 1, 2013, we adopted the following standards and amendments, which are further described in note 6 of our December 31, 2012 annual consolidated financial statements.

•	IFRS 7, “Financial Instruments: Disclosures”–offsetting financial assets and liabilities (IFRS 7) (amended)
•	IFRS 10, “Consolidated Financial Statements” (IFRS 10)
•	IFRS 11, “Joint Arrangements” (IFRS 11)
•	IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12)
•	IFRS 13, “Fair Value Measurement” (IFRS 13)
•	IAS 1, “Presentation of Financial Statements” (IAS 1) (amended)
•	IAS 19, “Employee Benefits” (IAS 19) (amended)
•	IAS 27, “Separate Financial Statements” (IAS 27) (amended)
•	IAS 28, “Investments in Associates and Joint Ventures” (IAS 28) (amended)
•	Annual Improvements (2009–2011 Cycle)

The adoption of these new standards and amendments did not have an impact on our internal controls over financial reporting, disclosure controls and procedures, and business activities including debt covenants, key performance indicators, and compensation plans.

The impact of adopting amendments to IAS 19, 27, and 28, and IFRS 7 and the Annual Improvements (2009–2011 Cycle) did not have a material impact on our financial position or performance. IAS 27 and 28 were amended to move disclosure requirements regarding interests in other entities to the new IFRS 12.

IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on the financial position or performance of the Company; however, they result in additional disclosure.

For the first time, we applied IFRS 10 and 11, which resulted in a change in our accounting policies and a retrospective restatement of previous financial statements. Therefore, we consistently applied the same accounting policies throughout all periods presented in our Q1 13 unaudited interim consolidated financial statements, as if these policies had always been in effect. Below is a description of the nature and effect on our financial position and performance of adopting IFRS 10 and 11. Also below is a description of IFRS 13 and amendments to IAS 1. For further details regarding the impact these

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

standards and amendments had on our Q1 13 financial results, refer to note 4 of our Q1 13 unaudited interim consolidated financial statements.

a)	Change in Accounting Policy and Impact on Financial Results

Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including structured entities (formerly called special purpose entities). IFRS 10 changes the definition of control such that a company determines whether it controls another entity by making judgments about what the relevant activities of the entity are and which party or parties have the power to direct those activities, as well as whether or not the company is exposed to variable returns of the entity and can use its power to influence the variable returns. In the case of joint arrangements, a company makes judgments to conclude if joint control exists by determining if unanimous consent is required in making decisions about relevant activities.

In adopting IFRS 10, we reviewed the terms and conditions of agreements where we had an interest in another entity to determine whether or not we had control, joint control, or significant influence over the entity as at January 1, 2013. The adoption of the new control concept did not result in a material change to the consolidation conclusion for our subsidiaries or structured entities, but it did result in classification changes to certain associated entities and investments in joint arrangements as further explained under IFRS 11 below.

Joint Arrangements and Investments in Associates and Joint Ventures

Under IFRS 11, joint arrangements must be classified as either joint operations or joint ventures. A company makes judgments to determine if the arrangement is a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide a company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

In adopting IFRS 11, we can no longer use the proportionate consolidation method to account for joint ventures. Instead, joint ventures are to be accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting has not changed from the description provided in our December 31, 2012, annual consolidated financial statements. For joint arrangements classified as a joint operation, we are required to recognize our share of assets, liabilities, revenues, and expenses of the joint operation and combine them with similar items, line by line, in our consolidated financial statements.

As a result of the retrospective application of IFRS 10 and 11, we restated certain line items in our consolidated statements of financial position and consolidated statements of comprehensive income. In particular, proportionate consolidation was removed. Also, after completing a review of our joint agreements, the categorization of certain entities changed to a joint venture, joint operation, or associate and the applicable accounting method was applied.

The adoption of IFRS 10 and 11 had an immaterial impact on our 2012 retained earnings, basic and diluted earnings per share, and operating, investing, and financing cash flows. The following tables summarize the significant adjustments made to our consolidated statements of financial position at January 1, 2012, and December 31, 2012, and our consolidated statements of comprehensive income for the period ended March 31, 2012:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

Consolidated statements of financial position:

	January 1, 2012

(In millions of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Cash and cash equivalents	36.1	(1.2)	34.9
Trade and other receivables	310.7	(2.2)	308.5
Unbilled revenue	133.9	(0.5)	133.4
Other financial assets (current)	14.6	(0.8)	13.8
Investments in joint ventures and associates	2.4	1.6	4.0

Overall impact on total assets		(3.1)

Trade and other payables	191.9	(3.0)	188.9

Overall impact on total liabilities		(3.0)

Retained earnings	397.8	(0.1)	397.7

Overall impact on total equity		(0.1)

	December 31, 2012

(In millions of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Cash and cash equivalents	41.8	(1.1)	40.7
Trade and other receivables	356.0	(2.5)	353.5
Unbilled revenue	150.5	(1.6)	148.9
Other financial assets (current)	18.7	(1.0)	17.7
Investments in joint ventures and associates	3.5	1.8	5.3

Overall impact on total assets		(4.4)

Trade and other payables	216.1	(4.4)	211.7

Overall impact on total liabilities		(4.4)

Consolidated statements of comprehensive income:

	For the period ended March 31, 2012

(In millions of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Gross revenue	439.1	(2.9)	436.2
Subconsultant and other direct expenses	68.2	(2.5)	65.7

Net revenue	370.9	(0.4)	370.5
Direct payroll costs	169.1	(0.2)	168.9

Gross margin	201.8	(0.2)	201.6
Administrative and marketing expenses	153.9	(0.2)	153.7
Share of income from joint ventures and associates	(0.3)	(0.1)	(0.4)

Overall impact on net income for the period		0.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

b)	Changes in Statement Presentation and Disclosure

IFRS 12 sets out the requirements for disclosure relating to an entity’s interest in subsidiaries, joint arrangements, associates, and structured entities. IAS 34 “Interim Financial Reporting” does not require we provide this disclosure in interim condensed consolidated financial statements, unless significant events and transactions in the interim period requires that they be provided.

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. This standard does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 did not have a material impact on the fair value measurements carried out by our Company. This standard also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards. We included the applicable disclosure for IFRS 13 in note 16 of our Q1 13 unaudited interim consolidated financial statements. Since this standard is applied prospectively, comparative disclosures for prior periods are not required.

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss in the future are required to be presented separately from items that will never be reclassified. We included this disclosure in our Q1 13 unaudited interim consolidated financial statements.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our Q1 13 unaudited interim consolidated financial statements, which is incorporated by reference herein.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the quarter ended March 31, 2013, there has been no significant change in our risk factors from those described in our 2012 Financial Review, incorporated by reference herein, including our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENT

On May 8, 2013, the Company declared a dividend of $0.165 per share, payable on July 18, 2013, to shareholders of record on June 28, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice area units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2013 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2013, there has been no significant change in our risk factors from those described in our 2012 Financial Review that are incorporated by reference herein.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and various international economies in 2013 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2013 are listed in the Outlook section of our 2012 Financial Review. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that our average interest rate would remain relatively stable in 2013 compared to 2012. On March 31, 2013, the Canadian dollar closed at US$0.98, representing a 3.0% increase in the US dollar since December 31, 2012. The average interest rate on our revolving credit facility was 1.58% at March 31, 2013, compared to 1.60% at December 31, 2012. The interest rate on our senior secured notes is fixed. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2013 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at March 31, 2013, was 27.7% compared to 26.5% for the year ended December 31, 2012, as further explained on page M-14.

In our 2012 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to be 193,600 units in 2013. The CMHC has since revised its forecast to 190,300.

In our 2012 Financial Review, we noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts in the United States were expected to increase to 932,000 units in 2013. This forecast has since been revised upward to 975,000 units in 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

In our 2012 Financial Review, the Bank of Canada forecasted GDP growth to be 2.0% in 2012. This forecast has since been revised to 1.8%. The Bank of Canada Canadian/US average exchange rate projection is US$0.98, compared to US$1.01 in our 2012 Financial Review.

The outlooks for our Industrial and Transportation practice area units changed during the first quarter of 2013 from those described in the Outlook section of our 2012 Financial Review. The outlook for each practice area unit in 2013 ranges from stable for our Buildings practice area unit, to stable-to-moderate organic growth for our Transportation practice area unit, to moderate organic growth for our Environment, Industrial, and Urban Land practice area units.

The assumptions used in establishing these outlooks are discussed in the outlooks for each of our practice area units for 2013 in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis and in the Outlook section of our 2012 Financial Review, which is incorporated by reference herein.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 8, 2013, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2013, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	March 31 2013 $	December 31 2012 $	January 1 2012 $

			Restated (note 4)	Restated (note 4)

ASSETS	11
Current
Cash and cash equivalents	6	25,659	40,708	34,898
Trade and other receivables	7	362,167	353,451	308,518
Unbilled revenue		173,637	148,908	133,434
Income taxes recoverable		12,341	3,840	16,825
Prepaid expenses		16,045	14,283	13,882
Other financial assets	9	17,666	17,670	13,833
Other assets	10	6,268	4,106	3,172

Total current assets		613,783	582,966	524,562
Non-current
Property and equipment		119,679	114,994	107,763
Goodwill		572,726	566,784	509,028
Intangible assets		83,576	85,748	72,047
Investments in joint ventures and associates	8	5,223	5,286	3,980
Deferred tax assets		41,461	40,975	43,639
Other financial assets	9	63,113	63,691	61,606
Other assets	10	1,261	3,791	1,657

Total assets		1,500,822	1,464,235	1,324,282

LIABILITIES AND EQUITY
Current
Trade and other payables		197,856	211,726	188,929
Billings in excess of costs		70,103	60,822	49,441
Income taxes payable		-	159	-
Current portion of long-term debt	11	45,253	42,888	59,593
Provisions	12	14,118	14,863	16,373
Other financial liabilities	13	3,325	1,672	5,042
Other liabilities	14	8,964	8,650	5,208

Total current liabilities		339,619	340,780	324,586
Non-current
Long-term debt	11	254,700	256,408	236,601
Provisions	12	37,983	36,959	42,076
Deferred tax liabilities		58,840	57,840	54,561
Other financial liabilities	13	2,713	2,342	2,257
Other liabilities	14	44,332	42,778	37,191

Total liabilities		738,187	737,107	697,272

Shareholders’ equity
Share capital	15	246,228	240,369	226,744
Contributed surplus	15	13,525	14,291	14,906
Retained earnings		512,063	491,227	397,706
Accumulated other comprehensive loss		(9,284)	(18,862)	(12,449)

Total equity attributable to equity holders of the Company		762,532	727,025	626,907

Non-controlling interests		103	103	103

Total equity		762,635	727,128	627,010

Total liabilities and equity		1,500,822	1,464,235	1,324,282

See accompanying notes

March 31, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended March 31

(In thousands of Canadian dollars, except per share amounts)	Notes	2013 $	2012 $

			Restated (note 4)

Gross revenue		513,207	436,196
Less subconsultant and other direct expenses		86,355	65,726

Net revenue		426,852	370,470
Direct payroll costs	20	196,525	168,931

Gross margin		230,327	201,539
Administrative and marketing expenses	5,10,15,20	175,388	153,686
Depreciation of property and equipment		7,282	6,442
Amortization of intangible assets		5,804	4,671
Net interest expense	19	2,319	2,217
Other net finance expense		598	850
Share of income from joint ventures and associates	8	(208)	(396)
Foreign exchange loss (gain)		106	(279)
Other (income) expense		(308)	113

Income before income taxes		39,346	34,235

Income taxes
Current		10,886	9,214
Deferred		13	(8)

Total income taxes		10,899	9,206

Net income for the period		28,447	25,029

Weighted average number of shares outstanding – basic		46,054,787	45,557,235

Weighted average number of shares outstanding – diluted		46,361,858	45,557,235

Shares outstanding, end of the period		46,136,982	45,717,418

Earnings per share
Basic		0.62	0.55

Diluted		0.61	0.55

See accompanying notes

March 31, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended March 31
(In thousands of Canadian dollars)	2013 $	2012 $

		Restated (note 4)

Net income for the period	28,447	25,029

Other comprehensive income (loss) (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	8,273	(7,081)
Net unrealized gain on available-for-sale financial assets	1,753	1,184
Net realized gain on available-for-sale financial assets transferred to income	(424)	(2)
Income tax effect on available-for-sale financial assets	(24)	(21)

Other comprehensive income (loss) for the period, net of tax	9,578	(5,920)

Total comprehensive income for the period, net of tax	38,025	19,109

See accompanying notes

March 31, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 15)	Share Capital (note 15)	Contributed Surplus (note 15)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2012 (restated note 4)	45,523,585	226,744	14,906	397,706	(12,449)	626,907

Net income				25,029		25,029
Other comprehensive loss					(5,920)	(5,920)

Total comprehensive income (loss)				25,029	(5,920)	19,109

Share options exercised for cash	193,833	3,248				3,248
Share-based compensation expense			562			562
Reclassification of fair value of share options previously expensed		966	(966)			-
Dividends declared (note 15)				(6,856)		(6,856)

Balance, March 31, 2012	45,717,418	230,958	14,502	415,879	(18,369)	642,970

Balance, December 31, 2012	45,983,894	240,369	14,291	491,227	(18,862)	727,025

Net income				28,447		28,447
Other comprehensive income					9,578	9,578

Total comprehensive income				28,447	9,578	38,025

Share options exercised for cash	153,088	4,341				4,341
Share-based compensation expense			752			752
Reclassification of fair value of share options previously expensed		1,518	(1,518)			-
Dividends declared (note 15)				(7,611)		(7,611)

Balance, March 31, 2013	46,136,982	246,228	13,525	512,063	(9,284)	762,532

See accompanying notes

March 31, 2013

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended March 31

(In thousands of Canadian dollars)	Notes	2013 $	2012 $

			Restated (note 4)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		459,239	418,587
Cash paid to suppliers		(138,088)	(150,649)
Cash paid to employees		(300,589)	(259,175)
Interest received		352	389
Interest paid		(559)	(4,024)
Finance costs paid		(568)	(777)
Income taxes paid		(19,607)	(6,908)
Income taxes recovered		397	290

Cash flows from (used in) operating activities	21	577	(2,267)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(1,439)	(25,628)
Dividends from investments in joint ventures and associates		270	146
Decrease (increase) in investments held for self-insured liabilities		1,153	(2,344)
Decrease in investments and other assets		360	2,098
Purchase of intangible assets		(144)	(8,976)
Purchase of property and equipment		(10,953)	(5,060)
Proceeds on disposition of property and equipment		321	99

Cash flows used in investing activities		(10,432)	(39,665)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(25,816)	(34,165)
Proceeds from bank debt		26,650	47,931
Payment of finance lease obligations		(3,355)	(3,214)
Proceeds from issue of share capital		4,341	3,248
Payment of dividends to shareholders	15	(6,897)	-

Cash flows (used in) from financing activities		(5,077)	13,800

Foreign exchange loss on cash held in foreign currency		(117)	(189)

Net decrease in cash and cash equivalents		(15,049)	(28,321)
Cash and cash equivalents, beginning of the period		40,708	34,898

Cash and cash equivalents, end of the period	6	25,659	6,577

See accompanying notes

March 31, 2013

STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Corporate Information

The interim condensed consolidated financial statements of Stantec Inc. (the Company) for the quarter ended March 31, 2013, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on May 8, 2013. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office and records office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These interim condensed consolidated financial statements for the quarter ended March 31, 2013, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (IAS 34). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2012, annual consolidated financial statements.

The accounting policies adopted in the preparation of the Company’s interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and amendments effective as of January 1, 2013, as described in note 4. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these interim condensed consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2012, annual consolidated financial statements except as described in note 4.

These interim condensed consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

3.	Basis of Consolidation

The interim condensed consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and its structured entities as at March 31, 2013.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries are prepared as at March 31, 2013. All intercompany balances are eliminated.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenues, and expenses of the joint operation.

The Company adopted International Financial Reporting Standard (IFRS) 10, “Consolidated Financial Statements,” and IFRS 11, “Joint Arrangements,” effective as of January 1, 2013, with retrospective application. The effect of these changes on our accounting policies is described in note 4.

4.	Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

Effective January 1, 2013, the Company adopted the following standards and amendments, which are further described in note 6 of the Company’s December 31, 2012, annual consolidated financial statements:

•	IFRS 7, “Financial Instruments: Disclosures” – offsetting financial assets and liabilities (IFRS 7) (amended)
•	IFRS 10, “Consolidated Financial Statements” (IFRS 10)
•	IFRS 11, “Joint Arrangements” (IFRS 11)
•	IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12)
•	IFRS 13, “Fair Value Measurement” (IFRS 13)
•	IAS 1, “Presentation of Financial Statements” (IAS 1) (amended)
•	IAS 19, “Employee Benefits” (IAS 19) (amended)
•	IAS 27, “Separate Financial Statements” (IAS 27) (amended)
•	IAS 28, “Investments in Associates and Joint Ventures” (IAS 28) (amended)
•	Annual Improvements (2009–2011 Cycle)

The impact of adopting the amendments to IAS 19, 27, 28, and IFRS 7 and the Annual Improvements (2009–2011 Cycle) did not have a material impact on the financial position or performance of the Company.

The Company applied, for the first time, IFRS 10 and 11, which required retrospective restatement of previous financial statements. IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on the financial position or performance of the Company; however, their adoption resulted in additional disclosure. The nature and the effect of IFRS 10, 11, 12, and 13, and amendments to IAS 1 are disclosed below.

IFRS 10

IFRS 10 establishes a single control model that applies to all entities including structured entities (formerly called special purpose entities). IFRS 10 changes the definition of control such that the Company determines whether it has control over another entity by making judgments about what the relevant activities of the entity are and which party or parties have the power to direct those activities, as well as whether or not the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. In the case of joint arrangements, the Company makes judgments to determine if joint control exists by reviewing whether unanimous consent is required in making decisions about relevant activities.

As a result of the adoption of IFRS 10, the Company reviewed its agreements of interests in other entities to determine whether or not the Company has control, joint control, or significant influence over each entity as at January 1, 2013 as defined in IFRS 10. The adoption of the new control concept did not result in a material change to the consolidation conclusion for the Company’s subsidiaries or structured entities, but did result in classification changes to certain associated entities and investments in joint arrangements as further explained under IFRS 11 below.

IFRS 11

Under IFRS 11, joint arrangements must be classified as either joint operations or joint ventures. The Company makes judgments to determine if an arrangement is a joint venture or joint operation, which are based on the

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

rights and obligations arising from the contractual arrangement between the parties. Joint arrangements that provide the Company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide the Company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

The Company is no longer permitted to account for joint ventures using proportionate consolidation. Instead, joint ventures are required to be accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting did not change from the description provided in the Company’s December 31, 2012, annual consolidated financial statements. If a joint arrangement is classified as a joint operation, the Company recognizes its share of assets, liabilities, revenues, and expenses, of the joint operation, combining them with similar items, line by line, in the Company’s consolidated financial statements.

As a result of the retrospective application of IFRS 10 and 11 and amendments to IAS 27 and 28, certain line items in the Company’s financial statements were restated. In particular, proportionate consolidation was removed and, after completing a review of the Company’s joint agreements, certain entities were categorized as joint ventures, joint operations, and associates, and the applicable accounting method was applied. The adoption of these standards had an immaterial impact on the Company’s 2012 retained earnings, basic and diluted earnings per share, and on its operating, investing, and financing cash flows. The following tables summarize the adjustments made to the Company’s consolidated statements of financial position at January 1, 2012, and December 31, 2012, and its consolidated statements of comprehensive income for the period ended March 31, 2012:

Consolidated statements of financial position:

	January 1, 2012

(In thousands of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Cash and cash equivalents	36,111	(1,213)	34,898
Trade and other receivables	310,669	(2,151)	308,518
Unbilled revenue	133,881	(447)	133,434
Income taxes recoverable	16,800	25	16,825
Prepaid expenses	13,908	(26)	13,882
Other financial assets (current)	14,612	(779)	13,833
Property and equipment	107,853	(90)	107,763
Investments in joint ventures and associates	2,365	1,615	3,980
Deferred tax assets	43,647	(8)	43,639

Overall impact on total assets		(3,074)

Trade and other payables	191,859	(2,930)	188,929
Deferred tax liabilities	54,564	(3)	54,561

Overall impact on total liabilities		(2,933)

Retained earnings	397,847	(141)	397,706

Overall impact on total equity		(141)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

	December 31, 2012

(In thousands of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Cash and cash equivalents	41,753	(1,045)	40,708
Trade and other receivables	355,955	(2,504)	353,451
Unbilled revenue	150,523	(1,615)	148,908
Income taxes recoverable	3,811	29	3,840
Prepaid expenses	14,336	(53)	14,283
Other financial assets (current)	18,701	(1,031)	17,670
Property and equipment	115,086	(92)	114,994
Investments in joint ventures and associates	3,508	1,778	5,286
Other financial assets	63,565	126	63,691

Overall impact on total assets		(4,407)

Trade and other payables	216,104	(4,378)	211,726
Deferred tax liabilities	57,842	(2)	57,840

Overall impact on total liabilities		(4,380)

Retained earnings	491,251	(24)	491,227
Accumulated other comprehensive loss	(18,859)	(3)	(18,862)

Overall impact on total equity		(27)

Consolidated statements of income:
	For the period ended March 31, 2012

(In thousands of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Gross revenue	439,051	(2,855)	436,196
Subconsultant and other direct expenses	68,171	(2,445)	65,726

Net revenue	370,880	(410)	370,470
Direct payroll costs	169,159	(228)	168,931

Gross margin	201,721	(182)	201,539
Administrative and marketing expenses	153,885	(199)	153,686
Depreciation of property and equipment	6,448	(6)	6,442
Net interest expense	2,213	4	2,217
Share of income from joint ventures and associates	(290)	(106)	(396)
Income taxes (current)	9,218	(4)	9,214

Overall impact on net income for the period		129

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

IFRS 12

IFRS 12 sets out the requirements for disclosure relating to an entity’s interest in subsidiaries, joint arrangements, associates, and structured entities.

IFRS 13

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Its application did not have a material impact on the fair value measurements carried out by the Company. IFRS 13 requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards. Since IFRS 13 is applied prospectively, comparative disclosures for prior periods are not required.

Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss at a future point in time now have to be presented separately from items that will never be reclassified. The amendment affected presentation only and had no impact on the financial position or performance of the Company.

Future adoptions

During the quarter, no new standards, amendments, or interpretations were issued that are expected to be applicable to the Company at a future date. Standards and amendments issued prior to 2013 that the Company expects to adopt at a future date are further detailed in note 6 of the Company’s December 31, 2012, annual consolidated financial statements.

5.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded on the acquisition date to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed, as compensation, as services are provided by the employees.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the ABMB Engineers, Inc. and PHB Group Inc. acquisitions in the second quarter of 2013; for the Cimarron Engineering Ltd. acquisition in the third quarter of 2013; and for the Corzo Castella Carballo Thompson Salman, P.A., Architecture 2000 Inc., Greenhorne & O’Mara, Inc., and Landmark Survey and Mapping, Inc. acquisitions in the fourth quarter of 2013.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and lease exit liabilities. As at the reporting date, provisions for claims outstanding from prior acquisitions were reassessed and determined to be $6,387,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 9).

Consideration paid and outstanding

During the quarter, payments made on notes payable from acquisitions in previous years were $1,439,000 (March 31, 2012 – $25,628,000).

The total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2011	82,355
Additions for acquisitions in the year	49,378
Other adjustments	70
Payments	(52,168)
Interest	543
Impact of foreign exchange	(620)

December 31, 2012	79,558
Other adjustments	1,843
Payments	(1,439)
Interest	191
Impact of foreign exchange	849

March 31, 2013	81,002

During the first quarter of 2013, the Company adjusted the notes payable on the TetrES Consultants Inc; the WilsonMiller Inc.; the Anshen & Allen Architecture, Inc; the Burt Hill Inc.; the QuadraTec, Inc.; the FSC Architects and Engineers; the ENTRAN, Inc.; the ABMB Engineers, Inc.; the Cimarron Engineering Ltd.; and the Corzo Castella Carballo Thompson Salman, P.A. acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

6.	Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash, and cash equivalents consist of the following:

(In thousands of Canadian dollars)	March 31 2013 $	March 31 2012 $

		(Restated)

Cash in bank and on hand	23,346	10,198
Unrestricted investments	592	1,436
Cash held in escrow	1,721	1,024

Cash and short-term deposits	25,659	12,658
Bank indebtedness	-	(6,081)

Cash and cash equivalents	25,659	6,577

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the Greenhorne & O’Mara, Inc. acquisition, $1,721,000 (US$1,693,000) was placed in an escrow account, which will be settled based on the outcome of price adjustment clauses included in the purchase agreement. A corresponding $1,721,000 obligation was also recorded on acquisition and is included in other notes payable.

As part of the Bonestroo acquisition, US$1,027,000 was placed in an escrow account and was settled in September 2012.

7.	Trade and Other Receivables

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

		(Restated)

Trade receivables, net of allowance	356,705	348,301
Holdbacks, current	3,173	4,433
Other	2,289	717

Trade and other receivables	362,167	353,451

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

		(Restated)

Balance, beginning of the period	16,551	11,969
Provision for doubtful accounts	985	7,209
Deductions	(1,564)	(2,498)
Impact of foreign exchange	81	(129)

Balance, end of the period	16,053	16,551

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	120+ $

March 31, 2013	372,758	225,772	79,253	20,520	18,569	28,644

December 31, 2012 (Restated)	364,852	176,305	101,887	34,512	20,855	31,293

8.	Investments in Joint Ventures and Associates

Movement in investments in joint ventures (In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

		(Restated)

Balance, beginning of the period	4,983	3,745
Share of total comprehensive income	242	1,862
Dividends/distributions received	(270)	(630)
Impact of foreign exchange	(6)	6

Balance, end of the period	4,949	4,983

Movement in investments in associates (In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

		(Restated)

Balance, beginning of the period	303	236
Share of total comprehensive (loss) income	(34)	164
Dividends/distributions received	-	(94)
Impact of foreign exchange	5	(3)

Balance, end of the period	274	303

The Company’s joint ventures and associates are private entities that are not listed on any public exchange. All operations are continuing. The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at March 31, 2013, and December 31, 2012.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

9.	Other Financial Assets

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

		(Restated	)

Investments held for self-insured liabilities	66,208	67,590
Investments	1,786	2,063
Holdbacks on long-term contracts	7,020	5,392
Indemnifications	1,400	1,762
Future sublease revenue	3,628	4,001
Other	737	553

	80,779	81,361
Less current portion	17,666	17,670

Long-term portion	63,113	63,691

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) being recorded in other comprehensive income.

The fair value of the bonds at March 31, 2013, was $45,139,000 (December 31, 2012 – $46,358,000), and the fair value of the equities was $21,069,000 (December 31, 2012 – $21,232,000). The amortized cost of the bonds at March 31, 2013, was $44,658,000 (December 31, 2012 – $45,830,000), and the cost of the equities was $17,550,000 (December 31, 2012 – $18,735,000). The bonds bear interest at rates ranging from 0.38% to 5.50% per annum (December 31, 2012 – 0.38% to 5.50%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

Within one year	13,864	13,797
After one year but less than five years	31,275	32,561

Total	45,139	46,358

Indemnifications

If the Company is contractually indemnified by an acquiree for the outcome of a contingency, it must recognize an indemnification asset at the same time that it recognizes a provision. The asset and liability are initially recognized at the fair value on the acquisition date based on expected probable outcome. The Company’s indemnifications relate to certain legal claims (note 12). During 2013, the Company decreased provisions and indemnification assets relating to prior acquisitions by $363,000 due to new information obtained in the period (2012 – $930,000).

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement, or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments, as well as an asset for the present value of the future rental income that is virtually certain.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

10.	Other Assets

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

Assets held for sale	3,346	1,184
Transaction costs on long-term debt	1,783	1,913
Licensing fees paid in advance	2,400	4,800

	7,529	7,897
Less current portion	6,268	4,106

Long-term portion	1,261	3,791

The Company is in the process of selling certain buildings and land. These properties meet the criteria for assets held for sale, with the expectation of selling these assets within 12 months of the date of classification as held for sale. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose, are no longer depreciated, and are classified as a current asset.

During 2012, the Company sold building and equipment classified as held for sale with a minimal loss on sale.

11.	Long-Term Debt

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

Non-interest-bearing note payable	240	235
Other notes payable	82,764	81,371
Bank loan	82,072	80,663
Senior secured notes	124,248	124,198
Finance lease obligations	10,629	12,829

	299,953	299,296
Less current portion	45,253	42,888

Long-term portion	254,700	256,408

Other notes payable

The weighted average rate of interest on the other notes payable is 2.92% (December 31, 2012 – 2.82%). The notes may be supported by promissory notes and are due at various times from 2013 to 2015. The aggregate maturity value of the notes is $83,646,000 (December 31, 2012 – $82,439,000). At March 31, 2013, $43,779,000 (US$43,090,000) (December 31, 2012 – $41,555,000 (US$41,768,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

The Company has entered into an agreement for a $350 million revolving credit facility expiring August 31, 2016. This facility also allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

measure), from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At March 31, 2013, $68,072,000 of the bank loan was payable in US funds (US$67,000,000), and $14,000,000 was payable in Canadian funds. At December 31, 2012, $65,663,000 of the bank loan was payable in US funds (US$66,000,000), and $15,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 18). The average interest rate applicable at March 31, 2013, was 1.58% (December 31, 2012 – 1.60%) (note 19).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At March 31, 2013, the Company had issued and outstanding letters of credit, expiring at various dates before April 2014, totaling $4,639,000 (December 31, 2012 – $4,639,000) payable in Canadian funds and $1,266,000 (US$1,246,000) (December 31, 2012 – $1,240,000 (US$1,246,000)) payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2013, $262,023,000 (December 31, 2012 – $263,458,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At March 31, 2013, $11,433,000 (US$11,253,000) (December 31, 2012 – $11,061,000 (US$11,118,000)) in bonds had been issued under this surety facility, expiring at various dates before June 2018.

The Company has a bid bond facility in the amount of $10 million that allows it to access an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At March 31, 2013, $2,223,000 (December 31, 2012 – $1,998,000) payable in various international currencies had been issued under this bid bond facility, expiring at various dates before March 2014.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes (note 19). The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 18). All the assets of the Company are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. At March 31, 2013, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 0.78% to 13.06% (December 31, 2012 – 0.78% to 13.06%). These finance leases expire at various dates before October 2016.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

12.	Provisions

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

Provision for self-insured liabilities	37,615	36,381
Provisions for claims	8,306	8,717
Lease exit liabilities and onerous contracts	6,180	6,724

	52,101	51,822
Less current portion	14,118	14,863

Long-term portion	37,983	36,959

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to the uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, the provisions accrued involve estimates and the ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

Provision, beginning of the period	36,381	36,662
Current-period provision	3,114	10,612
Payment for claims settlement	(2,381)	(10,396)
Impact of foreign exchange	501	(497)

Provision, end of the period	37,615	36,381

The current and long-term portion of provision for self-insured liabilities is determined based on an actuarial estimate. At March 31, 2013, the long-term portion was $35,203,000 (December 31, 2012 – $34,097,000).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

Provisions for claims

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

Provision, beginning of the period	8,717	11,554
Current-period provision	251	177
Claims from acquisitions	-	882
Claims paid or otherwise settled	(709)	(3,860)
Impact of foreign exchange	47	(36)

Provision, end of the period	8,306	8,717

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 9).

Lease exit liabilities and onerous contracts

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

Liability, beginning of the period	6,724	10,233
Current-period provision	1,080	1,647
Resulting from acquisitions	-	409
Costs paid or otherwise settled	(1,730)	(5,401)
Impact of foreign exchange	106	(164)

Liability, end of the period	6,180	6,724

Payments for lease exit liabilities and onerous contracts will occur until July 2017. Onerous contracts consist of sublease losses.

13.	Other Financial Liabilities

(In thousands of Canadian dollars)	Notes	March 31 2013 $	December 31 2012 $

Interest accrued on long-term debt	11,19	3,647	1,745
Other		2,391	2,269

		6,038	4,014
Less current portion		3,325	1,672

Long-term portion		2,713	2,342

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

14.	Other Liabilities

(In thousands of Canadian dollars)	Notes	March 31 2013 $	December 31 2012 $

Deferred gain on sale leaseback		3,458	3,567
Lease inducement benefits		33,871	32,666
Lease disadvantages		4,902	5,160
Deferred share units payable	15	6,838	5,788
Restricted share units payable	15	2,343	2,456
Liability for uncertain tax positions		1,884	1,791

		53,296	51,428
Less current portion		8,964	8,650

Long-term portion		44,332	42,778

15.	Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2013 and 2012, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid.

During the second quarter of 2012, the Company renewed its normal course issuer bid with the TSX, which enables it to purchase up to 1,372,282 common shares during the period from June 1, 2012 to May 31, 2013.

During the first quarter of 2013, the Company recognized a share-based compensation expense of $2,296,000 (March 31, 2012 – $1,930,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $752,000 (March 31, 2012 – $562,000) related to the fair value of options granted, and $1,544,000 (March 31, 2012 – $1,368,000) related to cash-settled share-based compensation (deferred share units and restricted share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

Share options

The Company has granted share options to officers and employees to purchase 1,775,235 shares at prices between $20.37 and $41.75 per share. These options expire on dates between August 18, 2013, and February 26, 2020.

		March 31 2013		December 31 2012

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,475,823	28.79	1,578,300	26.64
Granted	455,000	41.75	375,500	29.75
Exercised	(153,088)	28.36	(460,309)	22.17
Forfeited	(2,500)	28.65	(17,668)	28.90

Share options, end of the period	1,775,235	32.15	1,475,823	28.79

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

In the first quarter of 2013, the Company granted 455,000 (March 31, 2012 – 375,500) share options. The estimated fair value of options granted at the share market price on the grant date was $11.18 (March 31, 2012 – $8.47) and was determined using the weighted average assumptions indicated below:

	2013	2012

Volatility in the price of the Company’s shares (%)	34.96	39.08
Risk-free interest rate (%)	1.44	1.39
Expected hold period to exercise (years)	4.50	4.50
Dividend yield (%)	1.58	2.00
Exercise price ($)	41.75	29.75
Option life (years)	7	7

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period prior to exercising the option.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

A summary of the status of the Company’s non-vested options as of March 31, 2013, and of changes in the period, are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the period	617,053	9.56
Granted	455,000	11.18
Vested	(246,565)	9.65
Forfeited	(2,500)	11.19

Non-vested share options, end of the period	822,988	10.42

As at March 31, 2013, 822,988 (March 31, 2012 – 632,221) options remained unvested. As at March 31, 2013, a total compensation cost of $6,045,000 (March 31, 2012 – $4,280,000) related to the Company’s share option plans remains unrecognized. This cost is expected to be recognized over a weighted average period of 1.6 years (March 31, 2012 – 1.68 years).

As at March 31, 2013, and March 31, 2012, no share options were antidilutive.

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The following describes the dividends declared and recorded in the consolidated financial statements in 2013 and 2012.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 15, 2012	March 30, 2012	April 17, 2012	0.150	6,856,000
May 9, 2012	June 29, 2012	July 19, 2012	0.150	6,863,000
August 2, 2012	September 28, 2012	October 18, 2012	0.150	6,882,000
October 31, 2012	December 31, 2012	January 17, 2013	0.150	6,897,000
February 20, 2013	March 28, 2013	April 18, 2013	0.165	-

As at March 31, 2013, trade and other payables include $7,611,000 related to the dividends declared on February 20, 2013.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash, and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the units outstanding on the record date. During the quarter, 8,545 deferred share units were issued (March 31, 2012 – 10,514). As at March 31, 2013, 155,281 units were outstanding at the fair value of $6,838,000 (December 31, 2012 – 146,736 units at the fair value of $5,788,000).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted an allotment of these units annually in which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise based on the units outstanding on the record date. During the quarter, 24,864 restricted share units were issued (March 31, 2012 – 28,126) and 33,922 units were paid at an intrinsic value of $1,378,000. As at March 31, 2013, 53,202 units were outstanding at the fair value of $2,343,000 (December 31, 2012 – 62,260 units at the fair value of $2,456,000).

16.	Fair Value Measurements

All financial instruments carried at fair value are categorized in one of the three categories, defined as follows:

•	Level 1 – Quoted market prices
•	Level 2 – Valuation techniques (market observable)
•	Level 3 – Valuation techniques (non-market observable)

In forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact, and the Company considers assumptions that market participants would use when pricing the asset or liability. It measures certain financial and non-financial assets and liabilities at fair value on a recurring and nonrecurring basis.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the period ended March 31, 2013, there were no transfers between level 1 and level 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis and nonrecurring basis as at March 31, 2013:

(In thousands of Canadian dollars)	Carrying Amount of Asset/ Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Recurring fair value measurements
Investments held for self-insured liabilities	66,208		66,208

Nonrecurring fair value measurements
Assets held for sale	3,346		3,346

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

Investments held for self-insured liabilities consist of equity securities and government and corporate bonds. The fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. The fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. The fair value of buildings added to assets held for sale in the period was based on active markets for similar real estate assets.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities not measured at fair value but disclosed at fair value on a recurring basis as at March 31, 2013:

(In thousands of Canadian dollars)	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	82,688		82,688
Senior secured notes	131,714		131,714

	214,402		214,402

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments utilizing observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

17.	Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $466,468,000 as at March 31, 2013 (December 31, 2012 – $473,205,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade and other receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At March 31, 2013, there were 63 days (December 31, 2012 – 64 days) of revenue in trade receivables.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350-million credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at March 31, 2013, was $262,023,000 (December 31, 2012 – $263,458,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 18).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2012
Trade and other payables	211,726	211,726	-	-
Long-term debt	302,576	43,603	202,174	56,799
Other financial liabilities	4,014	1,672	767	1,575

Total contractual obligations (restated)	518,316	257,001	202,941	58,374

March 31, 2013
Trade and other payables	197,856	197,856	-	-
Long-term debt	303,000	46,074	200,150	56,776
Other financial liabilities	6,038	3,325	1,012	1,701

Total contractual obligations	506,894	247,255	201,162	58,477

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 11.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility balance at March 31, 2013, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $74,000. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at March 31, 2013, with all other variables held constant, net income would have increased or decreased by approximately $5,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

18.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2013 remained unchanged from 2012.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 1.2 at March 31, 2013, calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters. The Company’s ROE was 17.8% for the period ended March 31, 2013 (December 31, 2012 – 18.0%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the three months ended March 31, 2013.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

19.	Net Interest Expense

	For the quarter ended March 31

	2013	2012
(In thousands of Canadian dollars)	$	$

		(Restated )

Interest on other notes payable	672	364
Interest on bank loan	368	704
Interest on senior secured notes	1,412	1,408
Interest on finance leases	120	41
Other	99	84

Total interest expense	2,671	2,601

Interest income on available-for-sale investment debt securities	(279)	(279)
Other	(73)	(105)

Total interest income	(352)	(384)

Net interest expense	2,319	2,217

20.	Employee Costs

	For the quarter ended March 31

	2013	2012
(In thousands of Canadian dollars)	$	$

		(Restated	)

Wages, salaries, and benefits	288,029	247,258
Pension costs	8,244	7,035
Share-based compensation	2,296	1,930

Total employee costs	298,569	256,223

Direct labor	196,525	168,931
Indirect labor	102,044	87,292

Total employee costs	298,569	256,223

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

21.	Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended March 31

(In thousands of Canadian dollars)	2013 $	2012 $

		(Restated)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	28,447	25,029
Add (deduct) items not affecting cash:
Depreciation of property and equipment	7,282	6,442
Amortization of intangible assets	5,804	4,671
Deferred income tax	13	(8)
Loss on dispositions of investments and other assets	297	304
Share-based compensation expense	2,296	1,930
Provision for self-insured liability and claims	3,365	2,918
Other non-cash items	(1,197)	(1,002)
Share of income from joint ventures and associates	(208)	(396)

	46,099	39,888

Trade and other receivables	(22,464)	(6,038)
Unbilled revenue	(19,775)	(17,485)
Prepaid expenses	(1,585)	1,826
Trade and other payables	(675)	(23,843)
Billings in excess of costs	9,037	801
Income taxes payable	(10,060)	2,584

	(45,522)	(42,155)

Cash flows from (used in) operating activities	577	(2,267)

22.	Related-Party Disclosures

Subsidiaries and structured entities

As at March 31, 2013, the Company has subsidiaries and structured entities that are consolidated in the Company’s financial statements. A list of these subsidiaries and structured entities is provided in the Company’s December 31, 2012, annual consolidated financial statements. During the period, RiverMorph, L.L.C., a subsidiary, was dissolved.

Compensation of key management personnel and directors of the Company

	For the quarter ended March 31

(In thousands of Canadian dollars)	2013 $	2012 $

Salaries and other short-term employment benefits	2,365	2,025
Directors’ fees	58	69
Share-based compensation	1,638	1,421

Total compensation	4,061	3,515

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

The Company’s key management personnel include its CEO, chief financial officer, chief operating officer, and senior vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			March 31 2013	March 31 2012

Issue Date	Expiry Date	Exercise Price $	Outstanding #	Outstanding #

August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			27,500	27,500

23.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments: Canada, the United States, and International, which are aggregated into the consulting services reportable segment.

Geographic information	Non-Current Assets

(In thousands of Canadian dollars)	March 31 2013 $	December 31 2012 $

		(Restated)

Canada	415,321	412,290
United States	358,400	352,717
International	2,260	2,519

	775,981	767,526

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

Geographic information	Gross Revenue

	For the quarter ended March 31

(In thousands of Canadian dollars)	2013 $	2012 $

		(Restated)

Canada	283,896	243,608
United States	209,257	176,810
International	20,054	15,778

	513,207	436,196

Gross revenue is attributed to countries based on the location of the project.

Practice area unit information	Gross Revenue

	For the quarter ended March 31

(In thousands of Canadian dollars)	2013 $	2012 $

		(Restated)

Buildings	106,684	108,645
Environment	149,692	141,503
Industrial	120,969	88,403
Transportation	86,594	50,634
Urban Land	49,268	47,011

	513,207	436,196

Allocation of gross revenue to practice area units has been restated for comparative figures due to a realignment of several practice components between the Company’s Transportation and Urban Land practice area units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

24.	Event After the Reporting Period

On May 8, 2013, the Company declared a dividend of $0.165 per share, payable on July 18, 2013, to shareholders of record on June 28, 2013.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

STANTEC INC.

SHAREHOLDER INFORMATION

HEAD OFFICE	TRANSFER AGENT	PRINCIPAL BANK
200, 10160 – 112 Street	Computershare | Calgary, Alberta	Canadian Imperial Bank of Commerce
Edmonton AB T5K 2L6
Canada	AUDITORS	SECURITIES EXCHANGE LISTING
Ph: (780) 917-7000	Ernst & Young LLP	Stantec shares are listed on the Toronto
Fx: (780) 917-7330	Chartered Accountants	Stock Exchange and New York Stock
ir@stantec.com	Edmonton, Alberta	Exchange under the symbol STN.

Printed in Canada